
06014629



Atlas south sea pearl ACN 009 220 053

SHAREHOLDER UPDATE No. 32 June, 2006



Models Katrina and Angie wearing Atlas south sea pearl jewellery





Dear Shareholder,

Welcome to the first update using our new name, Atlas south sea pearl. Atlas south sea pearl is not only the new corporate identity for the Company but also the brand name for marketing our new jewellery range already on sale at our boutique outlets in Bali.

We are very pleased to advise our shareholders of a number of key achievements in recent months. Earlier this year we announced our financial result for 2005. As at 31 December, 2005 the Company had produced an after tax profit of almost $A2.1M, our best result in several years. Pearl sales so far this year have been very promising with over $A4M of pearls sold from our December '05 and January '06 harvest. As a result, the Board announced on May 30 of this year a 1.5 cent dividend. We are also currently undertaking the single largest harvest in the Company's 13 year history. Over 130,000 oysters will be harvested by the end of July.

As a result of the above, the Company is now forecasting revenue for 2006 at approximately $A11.5M with an anticipated after tax profit of $A3M.

CORPORATE

Following the profit result for 2005 and excellent pearl sales in recent months, we have announced the payment of a 1.5 cent dividend. This payment will be made on June 26, 2006. We have also announced an on-market buyback of approximately 5% of the Company's shares to commence in July, 2006.

Our AGM was held May 30, 2006. At this meeting the resolutions proposed were passed including:

- The change in Company name to Atlas south sea pearl
- The introduction of an employee share plan
- An increase in the aggregate available as payment to directors
- The re-election of Mr George Snow and Mr Steve Birkbeck as directors

The results of the AGM are available from either the Company's website or the ASX website.

The Company has decided to deregister our listing on the American NASDAQ exchange. The number of shareholders in the USA is extremely low and the cost of maintaining the listing is prohibitive. All American ADR holders will have the option of converting to ASX listed shares.

OPERATIONAL

Hatchery/Grow-out

The 2005/2006 breeding season was completed in April of this year. We are happy with results to date, especially at Penyabangan where we are currently holding our highest ever numbers of juvenile pearl oysters. Survival in grow-out at our North Bali site has been very consistent over the last few years and we anticipate meeting our operational targets for 2007 as a result. The hatchery results for the season at our joint operation in Lombok have been very good but grow-out performance in terms of survival has not been as hoped. We are currently investigating how we might improve the results there. Regardless, the hatchery has provided an important back-up to the Bali operation and we have successfully transferred very young larvae and juvenile pearl oysters to Penyabangan for further grow-out.

Atlas Pacific Limited, 43 York Street, Subiaco, WA 6008.
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlaspacific.com.au http: www.atlaspacific.com.au



Showroom at Nusa Lembongan



Pearl Farming Activities

So far this year, the Company has seeded almost half of the annual target of 300,000 first time operated oysters. We are encouraged by results to date. We have also seeded (for the first time) a commercial number of oysters at our new Lembongan site in south Bali.

We are now completing our second harvest of 2006, with still another harvest scheduled in September. We are encouraged by the consistency in colour and quality of pearls we have harvested and continue to maintain an average of over 99.5% white pearls. We are unaware of any other south sea pearl producer harvesting such a high percentage of white pearls. The year 2006 will be our biggest pearl production year with over 200,000 oysters scheduled for harvest.

New Developments

In addition to the ongoing development at Karang Asem in Bali's east and Nusa Lembongan in the south, the Company has again expanded its operation in north Bali. The Company has secured an additional lease near Penyabangan. This further expands our pearl oyster holding capacity with a very low requirement for additional capital works. This new site of Gerokgak seems better suited for pearl growth than Penyabangan and we have already transferred a considerable number of seeded pearl oysters into this site.

Marketing

Pearl Autore International has sold over $A4M worth of pearls on behalf of the Company. Our single biggest sale in over four years was recorded in May and the market is looking stable for the remainder of 2006.

The Lembongan Pearl Farm tourism and retail jewellery project was opened to the public on April 10, 2006. During April and May, the Company sold over $A56,000 worth of retail pearls, jewellery and related products. An additional $A80,000 worth of raw mother-of-pearl will be sold in June with contracts for another $A250,000 pending. There has also been a growing interest in our sea food products from international wholesalers.

Research and Development

Several key milestones have now been achieved in R & D. We can now reliably assign a DNA pedigree to pearl oysters produced in our breeding programme. This technology will be applied later in the year to ensure that we do not breed pearl oysters that are closely related thereby guaranteeing a high level of genetic diversity whilst enabling a high degree of selection for specific traits. The pearl oysters produced in stage one of the breeding programme are now nearing maturity and will be seeded for pearls starting September this year. By February of 2007, we hope to start using the best performing of these pearl oysters in the next phase of our breeding programme.

The Company is also working with the "Biorock" organisation (visit: www.biorock.net). This group uses a unique technology that accelerates the growth and rehabilitation of coral. The Company has embarked on a pilot project to create a living, growing break-water that will not only protect the Company's shore-based infrastructure but also create a new reef habitat for a variety of marine species.

CONCLUSION

This first half of 2006 has been an exciting period in the Company's history. We have seen strong growth and are looking forward with great anticipation to the results for the remainder of the year.

JOSEPH TAYLOR

Managing Director

Atlas Pacific Limited 43 York Street, Subiaco, WA 6008
Tel: +61 8 9380 3444 Fax: +61 8 9380 9970 Email: atlas@atlaspacific.com.au http://www.atlaspacific.com.au